FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
		Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).		OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response.........0.5
(Print or Type Responses)

1. Name and Address of Reporting Person* Credit Suisse First Boston, on behalf of the investment banking business of the Credit Suisse First Boston business unit	2. Issuer Name and Ticker or Trading Symbol Manufacturers’ Services Limited (MSV)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☐ Director ☒ 10% Owner ☐ Officer ☐ Other (specify below) (give title below)
(Last) (First) (Middle) 11 Madison Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year 09/30/02
(Street) New York NY 10010				5. If Amendment, Date of Original (Month/Day/Year) 11/00			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	9/30/02		J(22)		59,182	A	$3.13	7,615,630	(I)	(1),(11),(12),(17),(19),(20)
Common Stock								3,027,234	(I)	(2),(19),(20)
Common Stock	9/30/02		J(22)		31,513	A	$3.13	3,417,017	(I)	(3),(12),(17),(19),(20)
Common Stock	9/30/02		J(22)		1,733	A	$3.13	198,024	(I)	(4),(12),(17),(19),(20)
Common Stock								1,882,440	(I)	(5),(13),(14),(19),(20)
Common Stock								10,417	(I)	(6),(14),(19),(20)
Common Stock	9/30/02		J(22)		45,771	A	$3.13	45,771	(I)	(7),(13)(14),(19),(20)

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/Year)	3A. Deemed Execution Date, if any, (Month/ Day/Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securites Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Derivative Securities: Direct(D) or Indirect(I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Excer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Preferred Stock	$6.44	3/14/02		P				Immed.	3/14/07	Common Stock	996,935	$50.00	128,471	(I)	(1),(11),(12),(17),(19),(20)
Preferred Stock	$6.44	3/14/02		P				Immed.	3/14/07	Common Stock	530,846	$50.00	68,408	(I)	(3),(12),(17),(19),(20)
Preferred Stock	$6.44	3/14/02		P				Immed.	3/14/07	Common Stock	29,193	$50.00	3,762	(I)	(4),(12),(17),(19),(20)
Preferred Stock	$6.44	3/14/02		P				Immed.	3/14/07	Common Stock	771,026	$50.00	99,359	(I)	(7)
Warrants	$7.02	3/14/02		P				Immed.	3/14/07	Common Stock	249,555	--		(I)	(1),(11),(17),(19),(20)
Warrants	$7.02	3/14/02		P				Immed.	3/14/07	Common Stock	132,883	--		(I)	(3),(12),(17),(19),(20)
Warrants	$7.02	3/14/02		P				Immed.	3/14/07	Common Stock	7,308	--		(I)	(4),(12),(17),(19),(20)
Warrants	$7.02	3/14/02		P				Immed.	3/14/07	Common Stock	193,005	--		(I)	(7), (13), (14),(19), (20)
Warrants	$4.80							Immed.	11/26/06	Common Stock	93,860	--		(I)	(8),(15),(16),(19),(20)
Warrants	$4.80							Immed.	11/26/06	Common Stock	41,761	--		(I)	(9),(16),(19),(20)
Warrants	$16.00							Immed.	6/22/05	Common Stock	1,069	--		(I)	(8),(15), (16),(19),(20)
Warrants	$16.00							Immed.	6/22/05	Common Stock	422	--		(I)	(9),(16),(19),(20)
Warrants	$16.00							Immed.	6/22/05	Common Stock	15,583	--		(I)	(10),(19), (20)
Warrants	$16.00							Immed.	6/22/05	Common Stock	14,351	--		(I)	(6),(19), (20)

Explanation of Responses:

(1)	These securities are held directly by DLJ Merchant Banking Partners, L.P. (“DLJMBP”), which is a partnership.
(2)	These securities are held directly by DLJ Merchant Banking Funding, Inc. (“DLJMBF”), which is a wholly-owned subsidiary of Credit Suisse First Boston Private Equity, Inc. (“CSFBPE”).
(3)	These securities are held directly by DLJ International Partners, C.V. (“DLJIP”), which is a partnership.
(4)	These securities are held directly by DLJ Offshore Partners, C.V. (“DLJOP”), which is a partnership.
(5)	These securities are held by DLJ First ESC L.P. (“ESC”), which is a partnership.
(6)	These securities are held by DLJ ESC II L.P. (“ESC II”), which is a partnership.
(7)	These securities are held by Donaldson, Lufkin & Jenrette Securities Corporation (“DLJSC”), which is a wholly owned subsidiary of Credit Suisse First Boston (USA) Inc., as nominee for CSFBPE, EMA 2001 Plan, L.P. (“EMA"), Docklands 2001 Plan, L.P. (“Docklands”), Paradeplatz 2001 Plan, L.P. (“Paradeplatz”) and CSFB 2001 Investors, L.P. (“CSFB 2001"). EMA, Docklands, Paradeplatz and CSFB 2001 are each partnerships.
(8)	These securities are held by DLJ Investment Partners II, L.P. (“DLJIP II”), which is a partnership.
(9)	These securities are held by DLJ Investment Partners, L.P. (“DLJIP”), which is a partnership.
(10)	These securities are held by DLJIP II Holdings, L.P., previously known as DLJ Investment Funding II, Inc. (“DLJIF”), which is a wholly-owned subsidiary of CSFBPE.
(11)	DLJ Merchant Banking, Inc. (“DLJMB”) and DLJ Merchant Banking, L.P. (“DLJMBLP”), which is a partnership, are the general partners of DLJMBP.
(12)	DLJMB is the general partner of DLJMBLP, DLJIP and DLJOP.
(13)	DLJ LBO Plans Management Corporation III, which is a wholly-owned subsidiary of CSFBPE, is the associate general partner of ESC, EMA and Docklands.
(14)	DLJ LBO Plans Management Corporation, which is a wholly-owned subsidiary of CSFBPE, is the general partner of ESC, ESC II, EMA, Docklands and CSFB 2001. CSFB Bermuda Ltd., which is a wholly owned subsidiary of CSFBPE, is the general partner of Paradeplatz.
(15)	DLJ Investment Associates II, L.P. (“DLJIA II”), which is a partnership, is the general partner of DLJIP and DLJIP II.
(16)	DLJ Investment Partners II, Inc. (“DLJIP II Inc.”), which is a wholly-owned subsidiary of CSFBPE, is the general partner of DLJIA II.
(17)	DLJMB is a wholly-owned subsidiary of CSFBPE.
(18)	DLJMB is the general partner of DLJMBLP.
(19)	Credit Suisse First Boston (USA) Inc., a Delaware corporation formerly named Donaldson, Lufkin & Jenrette, Inc., is the parent of CSFBPE.
(20)	In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Form 4 is being filed by Credit Suisse First Boston (the “Bank”), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business (the “Reporting Person”) of the Credit Suisse First Boston business unit (the “CSFB business unit”). The CSFB business unit is also comprised of an asset management business (“Asset Management”). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.
The ultimate parent company of the Bank is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland. CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.
CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of the securities of the issuer to which this schedule relates (the “Shares”) and such Shares are not reported in this statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management an the Credit Suisse Financial Services business unit.
(21)	Received pursuant to a stock dividend paid on MSV’s outstanding Preferred Stock.

Credit Suisse First Boston, on behalf of the investment banking business of the Credit Suisse First Boston business unit.
/s/ Ivy Dodes	10/02/02

By: Ivy Dodes Managing Director	Date
** Signature of Reporting Person

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.